Exhibit 99.1
Similarweb Initiates CEO Succession Planning Process

TEL AVIV, Israel — May 13, 2026 — Similarweb Ltd. (NYSE: SMWB), a leading digital market intelligence company, today announced that its Board of Directors has initiated a formal search process for the company’s next Chief Executive Officer, as part of a planned and orderly leadership transition.

Founder and Chief Executive Officer Or Offer, who founded Similarweb in 2007, will mark 20 years leading the company in May 2027. Approaching that milestone, Mr. Offer has informed the Board of his intention to transition out of the CEO role and is working closely with the Board to ensure a thoughtful and seamless handover. Mr. Offer will continue to serve as CEO through the conclusion of the search and a transition period with his successor, with the leadership transition expected to be completed by mid-2027. During this period, he will remain fully focused on executing the company’s strategy for customers, employees and shareholders.

Or Offer, Founder and Chief Executive Officer of Similarweb, said: “Similarweb has been my life’s work. When I started this company nearly 20 years ago, I always believed that the right time to begin planning for the next chapter would be as I approached two decades of leading it. We are about to reach that point, the company is performing strongly and I believe we will have a strong year. We have a very strong leadership team in place and I have full confidence in them and in the foundations we have built for our next phase of growth. This is the right moment for me and for Similarweb to begin the process of identifying the leader who will take the company forward. I am proud of what we have built and confident in everything still to come. I look forward to leading the business through this transition and to working closely with the Board to find the right successor.”

Harel Beit-On, Chairman of the Board of Similarweb, said: “Or has built Similarweb into a global category leader with a unique data asset and a strong, durable business. The Board is grateful for his vision and his continued leadership through this transition. We are fully aligned with Or on the timing and the process, and we are committed to running a thorough, considered search to identify a successor with the experience to lead Similarweb through its next phase of growth and innovation.”

The Board is engaging with a leading executive search firm and will evaluate candidates with the experience required to lead Similarweb through its next phase.

There is no change to the company’s strategy, operations, or financial outlook. Similarweb will report its first quarter 2026 results today, as previously scheduled.

About Similarweb

Similarweb (NYSE: SMWB) powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics and insights, Similarweb empowers its customers to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb’s products are integrated into users’ workflows, powered by advanced technology, and based on leading comprehensive Digital Data.

Exhibit 99.1
Press:
David F. Carr
Similarweb
david.carr@similarweb.com

Investors:
Rami Myerson
Similarweb
rami.myerson@similarweb.com

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